UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

December 8, 2004 For Immediate Release

NEWS RELEASE

MINE REHABILITATION, SCOPING STUDY UNDERWAY AT TOPIA SILVER MINE

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce that the underground rehabilitation of the Topia Silver-Lead-Zinc Mine in Durango, Mexico is underway. The success of the Company's ongoing diamond drill program, particularly in the Argentina area of the mine, as well as the assessment of other readily accessible areas, have provided the focus needed to start cleaning adits and preparing stopes for development. A Preliminary Mine Plan has been prepared in-house by Ing. Francisco Ramos, Great Panther's Vice-President of Operations, in order to prioritize the mine development.

Furthermore, a scoping study for the mine is being conducted by MineStart Management Inc. of Vancouver, under the direction of Bryan Slim, P.Eng., which will address not only the development schedule but will investigate resources and strategies for the processing of tailings material. As reported on November 3, 2004, metallurgical testing on the tailings by SGS Lakefield Research Limited concluded that approximately 75% of the gold and silver in this material could be recovered by reprocessing it through the mill.

Subject to the successful completion of the Scoping Study in January, the Company will exercise its option to acquire the Topia Mine in February, 2005 and will then be able to commence cleaning and refurbishing the 200 tonne per day mill, with the intention of initiating small scale production in the second quarter of 2005. Mill throughput will be increased gradually throughout the year as additional stopes are developed for production. The ultimate production rate will depend upon whether or not the tailings material is going to be blended with material from the mine. Further details on this will be provided upon completion of the Scoping Study.

With silver prices testing the US$8/oz level again, Great Panther looks forward to ramping up production from Topia throughout 2005. It is anticipated that the operation will provide a solid foundation for the growth of the Company and establish it as a junior producer.

For further information please visit the website at www.greatpanther.com or contact Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

"Robert A. Archer"

Robert A. Archer, P.Geo.

President and CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy, Chief Financial Officer
and Chairman

Date:December 8, 2004